

June 21, 2013

Via E-mail
W. Brian Olson
President and Chief Executive Officer
Quantum Fuel Systems Technologies Worldwide, Inc.
25242 Arctic Ocean Drive
Lake Forest, CA 92630

Re: **Quantum Fuel Systems Technologies Worldwide, Inc.**
Registration Statement on Form S-3
Filed June 7, 2013
File No. 333-189190

Dear Mr. Olson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 3

1. Please balance the Summary by disclosing your net losses for the last two fiscal years and most recent interim period; that your auditor has expressed substantial doubt regarding your ability to continue as a going concern; and recent instances of waivers of or non-compliance with covenants under your credit agreements. We note by way of example your disclosure in the second to last paragraph on page 11 of your Form 10-Q for the period ended March 31, 2013.

Risk Factors, page 8

2. Please add a risk factor describing the risks of non-compliance with debt covenants and quantifying the actual ratios or actual amounts as of the most recent interim period compared to the minimum or maximum ratios or amounts provided for in the loan agreement with your senior secured lender.

Selling Security Holders, page 9

3. Please tell us whether any of the selling security holders are broker-dealers or affiliates of broker-dealers. To the extent that any selling security holder is an affiliate of a broker-dealer, please disclose, if true, that (i) the selling security holder purchased the securities in the ordinary course of business and (ii) at the time of the purchase of the securities to be resold, the selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Exhibit 5.1

4. Please have counsel revise the last paragraph of its opinion to consent to being named in the registration statement. For guidance, refer to Section IV of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions you may have.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Kenneth R. Lombardo, Esq.
        General Counsel